April 29, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Russel Metals Inc.
Report of Voting Results

        In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Russel Metals Inc. (the "Company") held on April 27, 2005.  At the Meeting, Shareholders were asked to consider certain annual meeting matters and other special business.

        The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1 - Election of Directors

        By a vote, conducted by way of a show of hands, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

        Pierre Brunet
        James F. Dinning
        Carl R. Fiora
        Anthony F. Griffiths
        Robbert Hartog
        Lise Lachapelle
        John W. Robinson
        Edward M. Siegel, Jr.

Item 2 - Appointment of Auditors

        By a vote, conducted by way of a show of hands, Deloitte & Touche LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

Item 3 – Amendment of Share Option Plan

        By a vote conducted by ballot, the ordinary resolution to amend the share option plan was approved.  The Shareholders present in person or represented by proxy at the Meeting, voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	23,725,926	81.5%
Votes Against	5,375,737	18.5%

Total Votes Cast	29,101,663	100.0%

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary